Filed by FS Specialty Lending Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: New FS Specialty Lending Fund

File No. of Registration Statement: 333-286859

FSSL 2025 proxy voice messages Voice message #1: Reminder to vote Hi, I’m calling on behalf of your investment in FS Specialty Lending Fund, formerly FS Energy & Power Fund. We haven’t received your vote on the current proxy campaign. Your vote matters, regardless of the number of shares you own. .. You can vote right now by pressing [1]. If I’ve reached your voicemail, please call 1-844-202-3147 to vote today. Thank you for your time and for your vote. Your participation is very important to the future of FS Specialty Lending Fund.

Voice message #2: Deadline approaching Hi, I’m calling on behalf of your investment with FS Specialty Lending Fund, formerly FS Energy & Power Fund. We still haven’t received your vote on the proxy proposals outlined in the materials we sent. This is a final reminder to vote before the special shareholder meeting. The meeting is only days away. Please press [1] to vote now. If I’ve reached your voicemail, please call 1-844-202-3147 today to vote in favor of the proposals. Thank you for your time and your vote. Your participation is very important to the future of FS Specialty Lending Fund.